SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a -16 or 15d -16 of
the Securities Exchange Act of 1934
Report on Form 6-K for 4 February 2005
Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa
(Name and address of registrant's principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F __X__ Form 40-F _____
Enclosures:
Sasol's Trading Statement
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Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
(ISIN: ZAE000006896)
Share codes:
JSE - SOL
NYSE - SSL
("Sasol")
Sasol's Trading Statement

Sasol's interim results for the half year ended 31 December 2004 will be released on 7 March 2005.

While the benefit of higher oil prices was more than offset by the impact of adverse currency effects, the performance of the chemicals portfolio was substantially better due to improved margins and heightened focus on core businesses. Shareholders are accordingly advised that on a comparable basis earnings per share for the six-month period ended 31 December 2004, are expected to be approximately 45% higher than those of the previous corresponding reporting period. Headline earnings per share are expected to be approximately 60% higher.

Should prevailing exchange rates, oil prices and chemical margins continue, the earnings per share in the second half of the financial year should be more-or-less equal to those of the first half.

The above information has not been reviewed and reported on by the company's auditors.

Johannesburg
22 February, 2005
Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: 22 February 2005
By:
/s/ N L Joubert
Name: Nereus Louis Joubert
Title: Company Secretary